UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 29, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED ANNOUNCES A CHANGE TO
ITS BOARD OF DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
ANGLOGOLD ASHANTI ANNOUNCES A CHANGE TO ITS BOARD OF DIRECTORS
In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is
pleased to announce the appointment of Ms Nelisiwe Magubane as an independent non-executive director to its board of directors, effective 1 January 2020. Ms Magubane will serve as a member of the Investment
Committee and the Social and Ethics and Sustainability Committee.
Ms Magubane has extensive experience in the energy sector, having started her career in Eskom. After a stint in the private sector as a consulting electrical engineer, she joined the Department of Minerals and
Energy as the chief director responsible for the restructuring of the electricity sector, planning and implementation of the electrification programme. She was later appointed as the Deputy Director General responsible for the development of the policies that govern electricity, nuclear and clean energy in South
Africa. In 2009, Ms Magubane was appointed as Director General of Energy, responsible for, amongst other things, the development of the integrated resource plan and improved access to electricity for over a million households in four years. More recently, she has been appointed to the current board of Eskom Holdings
SOC Limited as a non-executive director.
Ms Magubane has been named one of the top 50 most influential figures in the Southern African Power sector by the ESI Africa Magazine. As an entrepreneur, she has established Matleng Energy Solutions, a
70% women owned company that provides energy solutions.
“We are delighted to welcome Nelisiwe to our Board during this period of exciting prospects for AngloGold
Ashanti,” Sipho M. Pityana, AngloGold Ashanti Chairman, said. “Nelisiwe’s broad experience and expertise, along with her entrepreneurial instinct, will enrich our discussions to deliver on our strategic ambitions.”
Johannesburg
28 November 2019
JSE Sponsor: The Standard Bank of South Africa Limited
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AngloGold Ashanti Limited
Date: November 29, 2019
By: /s/ M E SANZ PEREZ________
Name:    M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance